UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*

                                 B&D FOOD CORP.
--------------------------------------------------------------------------------
                              (Name of Corporation)

                         COMMON STOCK, $0.001 PAR VALUE
                         (Title of Class of Securities)

                           055247-10-0 (COMMON STOCK)
                                 (CUSIP Numbers)
                           --------------------------

                                  DANIEL OLLECH
                               C/O B&D FOOD CORP.
                         575 MADISON AVENUE, SUITE 1006
                          NEW YORK, NEW YORK 10027-2511
                                 (212) 937-8456
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                  JULY 8, 2005
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. |_|

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


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

                                  SCHEDULE 13D

CUSIP NO.
---------------------------------------------------------------------
(1)  NAMES OF REPORTING PERSONS
     Livorno Investments, Ltd.
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) N/A

---------------------------------------------------------------------
(2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                              (A) |_|
                                                              (B) |_|
---------------------------------------------------------------------
(3)  SEC USE ONLY
---------------------------------------------------------------------
(4)  SOURCE OF FUNDS
     AF, OO
---------------------------------------------------------------------
(5)  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED         |_|
     PURSUANT TO ITEMS 2(D) OR 2(E)
---------------------------------------------------------------------
(6)  CITIZENSHIP OR PLACE OF ORGANIZATION
     Luxemburg
---------------------------------------------------------------------
NUMBER OF SHARES       (7)  SOLE VOTING POWER
BENEFICIALLY                50,954,538
OWNED BY EACH
REPORTING PERSON       ----------------------------------------------
WITH                   (8)  SHARED VOTING POWER
                            0
                       ----------------------------------------------
                       (9)  SOLE DISPOSITIVE POWER
                            50,954,538
                       ----------------------------------------------
                       (10) SHARED DISPOSITIVE POWER
                            0
---------------------------------------------------------------------
(11)  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      50,954,538
---------------------------------------------------------------------
(12)  CHECK IF THE AGGREGATE AMOUNT IN ROW (11)                   |_|
      EXCLUDES CERTAIN SHARES
---------------------------------------------------------------------
(13)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      50.95% (based on [100,000,000] shares of common
      stock issued and outstanding)
---------------------------------------------------------------------
(14)  TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
      CO
---------------------------------------------------------------------


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

ITEM 1.     SECURITY AND ISSUER.

      The title and class of equity securities to which this Schedule 13D relates is Common Stock, par value $.001 per share (the "Common Stock"), of B&D Food Corp., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 575 Madison Avenue, Suite 1006 New York, New York 10027-2511.

ITEM 2.     IDENTITY AND BACKGROUND.

(a) This statement is being filed by Livorno Investments Ltd., a Luxemburg company (the "Reporting Entity"), and by Daniel Ollech, Maurizio Levi and Jacques Ollech each of whom are directors, and equally own the outstanding shares, of Livorno (the "Stockholders").

(b) The business address of the Reporting Entity and the Stockholders is Rua Cotoxo 611-cj63, Sao Paulo-SP- Brazil- 05021-000.

(c) The Reporting Entity is a holding company. The Stockholders are owners and officers of Livorno.

(d) Neither the Reporting Entity nor the Stockholders have, during the last five years, been convicted in a criminal proceeding.

(e) Neither the Reporting Entity nor the Stockholders have, during the last five years, been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding of any violation with respect to such laws.

(f) The Reporting Entity is a Luxemburg corporation. Maurizio Levi is a citizen of Israel. Daniel Ollech and Jacques Ollech are citizens of Brazil.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS.

      Pursuant to a Stock Purchase Agreement dated April 29, 2005 among the Issuer, the Reporting Entity, Una M. Ricketts and Karen Ricketts (the "Ricketts Agreement"), the Reporting Entity acquired 3,609,850 shares of Common Stock in consideration for $400,000.00 paid by the Reporting Entity from its operating funds.

      On July 8, 2005, the Issuer entered into a Share Purchase Agreement (the "BDFC Agreement") with BDFC Brazil Alimentos LTDA ("BDFC") and the Reporting Entity to acquire 99.85% of the outstanding equity stock of BDFC. As consideration for the acquisition of BDFC, the Issuer agreed to issue 95,344,688 shares of Common Stock to the stockholders of BDFC, including the Reporting Entity. As a result of its ownership interest in BDFC, the Reporting Entity acquired an additional 47,344,688 shares of Common Stock.

ITEM 4.     PURPOSE OF TRANSACTION.

      The Reporting Entity acquired the additional 47,344,688 shares of Common Stock by the sale of BDFC, in which it owned a substantial interest, to the Issuer. In connection with the BDFC Agreement and the acquisition of BDFC by the Issuer, the Issuer issued a 8% Convertible Promissory Note for $10,000,000 due on July 8, 2008 (the "Note") to the former stockholders of BDFC, including the Reporting Entity. The Note can be converted into shares of Common Stock at a conversion rate of $0.20 per share of Common Stock, therefore the Reporting Entity may acquire more shares of Common Stock through conversion of the Note.


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

      The Reporting Entity plans to cause a change in a majority of the members of the Issuer's Board of Directors and to appoint new officers of the Issuer.

      Except as described above, the Reporting Entity has no definitive plan, arrangement or understanding to seek to cause the Issuer to be merged, reorganized or liquidated, to sell or transfer any assets of the Issuer, to cause the Issuer to change its current board of directors or management, to cause any material change to its capitalization, dividend policy, business, corporate structure, charter or bylaws, to cause the Common Stock to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act, or to take any action similar to the above.

ITEM 5.     INTEREST IN SECURITIES OF THE CORPORATION.

      The Reporting Entity currently owns 50,954,538 shares of Common Stock, which represents 50.95% of the Issuer's common stock based on 100,000,000 shares of Common Stock issued and outstanding as of July 8, 2005. The Reporting Entity may acquire additional shares of Common Stock if the Note is converted into Common Stock. The Reporting Entity has the sole power to vote or direct the vote, and to dispose or direct the disposition of such shares.

      Except as set out above, neither the Reporting Entity nor the Shareholders has effected any other transaction in any securities of the Issuer in the past sixty days or since the most recent filing of a Schedule 13D/A by the Reporting Person on May 26, 2005.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

      No contracts, arrangements, understandings or similar relationships exist with respect to the securities of the Issuer between the Reporting Entity or the Shareholders and any other individual or entity, with the exception of the Ricketts Agreement and the BDFC Agreement pursuant to which the Reporting Entity purchased the aforementioned securities of the Issuer.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 99.1 Stock Purchase Agreement dated April 29, 2005 (incorporated by reference to the exhibit to the Schedule 13D filed on April 29, 2005).

Exhibit 99.2 Stock Purchase Agreement dated July 8, 2005 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on July 11,
                  2005).

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


                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement on Schedule 13D is true, complete and correct.



Dated:  December 29, 2005                Livorno Investments, Ltd.

                                         By:  /s/ Daniel Ollech
                                              ----------------------------------
                                              Daniel Ollech, Director


            ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTES FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)

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